SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934 for March 2005

ASML Holding N.V. De Run 6501 5504 DR Veldhoven The Netherlands (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit

99.1	“ASML Discloses Results of Annual Shareholder Meeting” press release, dated March 25, 2005

99.2	Agenda for the Annual General Meeting of Shareholders of ASML Holding N.V., dated March 24, 2005

99.3	Explanatory Notes to the Agenda for the Annual General Meeting of Shareholders of ASML Holding N.V., dated March 24, 2005

99.4	ASML Annual Report 2004

99.5	Announcement by the Supervisory Board of ASML Holding N.V. of (i) the retirement of two new members and (ii) the nomination for reappointment of one member and the appointment of two new members, dated March 24, 2005

99.6	Table highlighting the changes between the current articles of association, as at March 31, 2004, and the proposed articles of association after the amendment.

99.7	Annual General Shareholders Meeting presentation by Henk Bodt, Eric Meurice and Peter Wennink, dated March 24, 2005.

99.8	Environment, Health & Safety Report 2004

99.9	Principals of Ethical Business Conduct 2004

99.10	Social Report 2004

99.11	Board of Management Remuneration Policy for the calendar year 2004.

99.12	ASML Statutory Annual Report 2004

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date:	April 20, 2005	By:	/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer